FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For February 25,  2014

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Third Quarter 2014 Results

-  Company Announces Third Quarter Cash Dividend of $0.05 Per Share -

FOR IMMEDIATE RELEASE

MACAO (Feb 25, 2014) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal third quarter ended December 31, 2013.

Net sales for the third quarter ended December 31, 2013 were $10.7 million, a decrease of 22.1% compared to net sales of $13.7 million for the same quarter ended December 31, 2012. Net sales decreased by 18.5% to $5.2 million in the Company’s plastic segment and decreased by 25.2% to $5.5 million in the electronic and metallic segment.   The operating loss in the third quarter was $1.3 million, compared to an operating loss of $0.7 million for the same quarter of fiscal 2013.

Total gross margin decreased to 10.5% in the third quarter ended December 31, 2013 compared to 11.7% in the same quarter last year.  Gross profit margin in the plastic segment increased to 15.5% of net sales for the third quarter of fiscal 2014 compared to 10.9% of net sales for the same quarter of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to the decrease in raw materials cost in total and as a percentage of sales. Gross profit margin in the electronic and metallic segment decreased to 5.9% of net sales for the third quarter ended December 31, 2013 compared to 12.5% of net sales for the year-ago quarter.  The decrease in gross profit and margin in the electronic and metallic segment was mainly attributed to increase in labor costs, resulting from a higher labor rate, offsetting the decrease in headcount.

The Company reported a net loss of $1.4 million for the third quarter ended December 31, 2013 compared to net loss of $0.2 million for the quarter ended December 31, 2012.  Deswell reported a basic and diluted loss per share of ($0.09) for the third quarter of fiscal 2014 (based on 16,262,000 and 16,266,000 weighted average shares outstanding, respectively), compared to a basic and diluted loss per share of ($0.01) (based on 16,698,000 and 16,717,000 weighted average shares outstanding, respectively), for the quarter ended December 31, 2012.

Net sales for the nine months ended December 31, 2013 were $33.7 million, a decrease of 24.3%, compared to sales of $44.6 million for the corresponding period in fiscal 2013.  Operating loss for the nine months ended December 31, 2013 was $4.3 million, compared to operating loss of $1.0 million for the first nine months of fiscal 2013.  The Company reported a net loss of $4.4 million in the first nine months of fiscal 2014, compared to net income of $8,000 for the nine months ended December 31, 2012.  Deswell reported basic and diluted net loss per share of ($0.27) for the first nine months of fiscal 2014, (based on 16,229,000 and 16,256,000 weighted average share outstanding, respectively), compared to basic and diluted income per share of $0.0005 (based on 16,482,000 and 16,559,000 weighted average shares outstanding, respectively), for the prior corresponding period.

The Company's financial position remained strong at the end of the third quarter of fiscal year 2014, with $23.0 million in cash and cash equivalents at December 31, 2013 compared to $28.4 million at December 31, 2012.  Working capital totaled $52.5 million as of December 31, 2013, versus $58.3 million as of March 31, 2013.  Furthermore, the Company has no long-term or short-term borrowings as of December 31, 2013.

Mr. Edward So, Chief Executive Officer, commented, “Despite the challenges of the current economic environment, our efforts are focused on bolstering sales and marketing, particularly in the United States. A top priority for the Company is to streamline operational efficiency, particularly by increasing automation in the production process. We are additionally strengthening our Research & Development capabilities and diversifying into alternate market segments that align well with our core competencies. Our balance sheet remains strong with approximately $23 million in cash and no short or long term debt.”

Third Quarter Dividends
The Company also announced that on February 25, 2014 its board of directors declared a cash dividend of $0.05 per share for the fiscal third quarter ended December 31, 2013.  The dividend will be payable on March 28, 2014 to shareholders of record as of March 10, 2014.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	December 31,	March 31,
	2013	2013
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$23,037	$32,030
Fixed deposits maturing over three months	11,741	8,684
Marketable securities (note 2)	5,558	6,168
Available-for-sale securities (note 2)	1,544	1,586
Accounts receivable, net	10,126	8,291

Inventories (note 4)	11,560	11,376
Prepaid expenses and other current assets	1,504	1,152

Total current assets	65,070	69,287

Property, plant and equipment - net	40,354	42,694
Deferred income tax assets	197	192
Goodwill	392	392
Total assets	$106,013	$112,565

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$3,452	$3,144
Accrued payroll and employee benefits	4,721	4,133
Customer deposits	1,427	1,254
Other accrued liabilities	1,448	1,260
Income taxes payable	797	592
Deferred income tax liabilities	718	606
Total current liabilities	12,563	10,989

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding December 31, 2013 - 16,062,662 (note 6);

March 31, 2013 - 16,387,648	53,063	52,443
Additional paid-in capital	5,308	6,831
Accumulated other comprehensive income	5,246	5,288

Retained earnings	29,833	37,014
Total shareholders' equity	93,450	101,576
Total liabilities and shareholders' equity	$106,013	$112,565

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Nine months ended
	December 31,		December 31,
	2013	2012	2013	2012

Net sales	$10,724	$13,766	$33,713	$44,557
Cost of sales	9,597	12,150	30,768	38,078
Gross profit	1,127	1,616	2,945	6,479
Selling, general and administrative expenses	2,609	2,403	8,088	7,749
Other income, net	134	130	884	219
Operating loss	(1,348)	(657)	(4,259)	(1,051)
Non-operating income (loss), net	134	496	251	1,284
Income (Loss) before income taxes	(1,214)	(161)	(4,008)	233
Income taxes	207	60	361	225
Net income (loss) attributable to Deswell Industries, Inc.	$(1,421)	$(221)	$(4,369)	$8

Other comprehensive loss
Unrealized gain (loss) on available-for-sale securities	$66	$381	$(42)	$945
Comprehensive loss attributable to Deswell Industries, Inc.	$(1,355)	$160	$(4,411)	$953

Net loss per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net loss per share	$(0.087)	$(0.013)	$(0.269)	$0.0005
Weighted average common shares outstanding
shares (in thousands)	16,262	16,698	16,229	16,482

Diluted:
Net loss per share	$(0.087)	(0.013)	$(0.269)	$0.0005
Weighted average number of shares
outstanding (in thousands)	16,266	16,717	16,256	16,559

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )	Nine months ended
	December 31,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$(4,369)	$8
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	2,813	3,226
(Reversal of) provision for doubtful accounts	(18)	157
(Reversal of) allowances for obsolete inventories	(161)	182
Gain on disposal of property, plant and equipment	(218)	(78)
Unrealized holding (gain) loss on marketable securities	610	93
Realized (gain) on disposal of marketable securities	-	(360)
Deferred tax	107	96
Changes in operating assets and liabilities :
Accounts receivable	(1,817)	1,431
Inventories	(23)	2,900
Prepaid expenses and other current assets	(352)	1,032
Accounts payable	308	(1,377)
Accrued payroll and employee benefits	588	(336)
Customer deposits	173	(960)
Other accrued liabilities	188	57
Income taxes payable	205	134
Net cash provided by (used in) operating activities	(1,966)	6,205

Cash flows from investing activities:
Purchase of property, plant and equipment	(735)	(609)
Proceeds from disposal of property, plant and equipment	480	96
Purchase of marketable securities	-	(5,592)
Proceeds from disposal of marketable securities	-	2,361
Increase in fixed deposits maturing over three months	(3,057)	(2,861)
Net cash used in investing activities	(3,312)	(6,605)

Cash flows from financing activities:
Dividends paid	(2,812)	(4,520)
Exercised of stock options	493	1,295
Purchase of Common stock	(1,396)	(984)
Net cash used in financing activities	(3,715)	(4,209)

Cash effect of exchange rate changes	-	-

Net decrease in cash and cash equivalents	(8,993)	(4,609)
Cash and cash equivalents, at beginning of period	32,030	33,073
Cash and cash equivalents, at end of period	23,037	28,464

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	71	2

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2013 and March 31, 2013, the results of operations for the nine months ended December 31, 2013 and December 31, 2012, and the cash flows for the nine months ended December 31, 2013 and December 31, 2012.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 16, 2013 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2013

	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	$186	$6,168
Available-for-sale securities
Corporate debt securities	$1,614	$(28)	$1,586

	December 31, 2013

	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	$(424)	$5,558
Available-for-sale securities
Corporate debt securities	$1,614	$(70)	$1,544

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

There was no realized gain from the sale of marketable securities during the nine months ended December 31, 2013.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

During the nine months ended December 31, 2013, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at December 31, 2013 was more than 10 years.

3.       Income from Available-For-Sale Securities

For the nine months ended December 31, 2013, the interest income derived from the available-for-sale securities of $95 and the unrealized loss on available-for-sale securities of $42 have been separately presented as non-operating income and other comprehensive loss.

4.       Inventories

	December 31,	March 31,
	2013	2013
Inventories by major categories :
Raw materials	$5,842	$6,565
Work in progress	3,879	3,080
Finished goods	1,839	1,731
	$11,560	$11,376

5.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the quarters ended December 31, 2013 and 2012 were both from the Company’s continuing operations.

6.       Stock Buyback Plan

On March 14, 2012, the Company’s board of directors authorized a stock buyback plan to repurchase up to an aggregate of $4.0 million of its issued and outstanding common shares during the next two years. The program does not obligate Deswell to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased.

The Company has authorized a sole broker to execute the stock buyback plan in compliance with the requirement of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934.

As of December 31, 2013, 969,148 common shares have been repurchased under the stock buyback plan for a total consideration of $2.5 million at an average price of $2.58 per share.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended December 31, 2013 Compared to Quarter Ended December 31, 2012

Net Sales - The Company’s net sales for the quarter ended December 31, 2013 were $10,724,000, a decrease of $3,042,000, or 22.1%, as compared to the corresponding period in fiscal 2013.  The decrease in sales was mainly related to the decrease in sales of $1,182,000 in our plastic segment and of $1,860,000 in our electronic and metallic segment.  These represent decreases of 18.5% and 25.2% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $2,161,000 mainly for printing, telephone and office equipment and baby cutlery products, offsetting an increase in orders from other existing customers of $979,000, mainly for medical products and tooling equipment.   The decrease of net sales in the electronic and metallic segment was largely due to a decrease in orders of $2,387,000 from existing customers for professional audio equipment, home entertainment and vending machine products, offsetting an increase of $529,000 in sales for professional audio equipment with other existing customers.

Gross Profit - The gross profit for the quarter ended December 31, 2013 was $1,127,000, representing a gross profit margin of 10.5%.  This compares with the overall gross profit and gross profit margin of $1,616,000 or 11.7% for the quarter ended December 31, 2012.

Gross profit in the plastic segment increased by $111,000 to $803,000 or 15.5% of net sales, for the quarter ended December 31, 2013, as compared to $692,000 or 10.9% of net sales, for the quarter ended December 31, 2012.  The increase in gross margin in the plastic segment was mainly attributed to the combined effect of a decrease in raw materials costs, offsetting an increase in labor cost as a percentage of sales, resulting from overtime allowances, as compared to the same quarter in the prior year.

Gross profit in the electronic and metallic segment decreased by $600,000 to $324,000, or 5.9% of net sales, for the quarter ended December 31, 2013, as compared to $924,000 or 12.5% of net sales, for the same period of the last fiscal year. The decrease in gross margin was mainly attributed to an increase in labor costs resulting from overtime allowances, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended December 31, 2013 were $2,609,000, as compared to $2,403,000 for the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 24.3% for the quarter ended December 31, 2013, as compared to 17.5% for the same quarter of last fiscal year.

The SG&A expenses in the plastic segment increased by $21,000 to $1,582,000, or 30.5% of net sales, for the quarter ended December 31, 2013, as  compared to $1,561,000, or 24.5% of net sales for the corresponding period in fiscal 2013. The increase in SG&A expenses was due to increase of $44,000 in staff costs, and of $44,000 in local government taxes and registration charges, offsetting by the decrease of $33,000 in selling expenses and of $32,000 in depreciation expense, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment increased by $185,000 to $1,027,000, or 18.6% of net sales for the quarter ended December 31, 2013, compared to $842,000, or 11.4% of net sales for the corresponding period in fiscal 2013.  The increase in SG&A expenses for the quarter ended December 31, 2013 was mainly due to the increase of $140,000 in staff cost and welfare as well as of $67,000 in legal and professional fees, offsetting the decrease of $21,000 in selling expenses, as compared with the corresponding quarter in the prior fiscal year.

Other income - Other income was $134,000 for the quarter ended December 31, 2013, as compared to other income of $130,000 for the quarter ended December 31, 2012.

On a segment basis, other income attributable to the plastic segment was $80,000 as compared to other income of $92,000 for the same quarter last year.  The decrease in other income for the quarter ended December 31, 2013 was mainly due to an exchange gain of $77,000 and a reversal of the provision of $15,000 for doubtful receivables, as compared to an exchange gain of $70,000 and a reversal of provision for doubtful receivables of $31,000 in the corresponding year-ago quarter.

Other income attributable to the electronic and metallic segment was $54,000 for the quarter ended December 31, 2013, as compared to other income of $38,000 for the year-ago quarter. The increase in other income for the quarter ended December 31, 2013 was mainly due to an increase of $28,000 in exchange gain and of $14,000 in gain on disposal of fixed assets, offsetting a decrease of $27,000 in materials sales and other income, as compared to the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $1,348,000 for the quarter ended December 31, 2013, as compared with operating loss of $657,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $699,000 or negative 13.5% of net sales in the quarter ended December 31, 2013 compared to an operating loss of $777,000 or negative 12.2% of net sales in the corresponding period of fiscal 2013.   The decrease in operating loss in the plastic division was mainly due to an increase in gross margin as described above.

Operating loss in the electronic and metallic segment was $649,000, or negative 11.7% of net sales in the quarter ended December 31, 2013 compared to operating income of $120,000 or 1.6% of net sales in the corresponding period of fiscal 2013.  The increase in operating loss in the electronic and metallic segment was mainly due to a decrease in gross margin and an increase in SG&A expense as described above.

Non-operating income – Non-operating income was $134,000 for the quarter ended December 31, 2013 as compared to non-operating income of $496,000 for the year-ago quarter.  The decrease in non-operating income is mainly attributable to a decrease of $136,000 in income from securities investments and a realized gain of $360,000 from disposal of marketable securities, offsetting the increase of $32,000 in interest income and of $72,000 in rental income, as compared to the year-ago quarter.

Income Taxes – Income tax for the quarter ended December 31, 2013 was comprised of an income tax expense of $180,000 and a deferred tax provision of $27,000, as compared to an income tax expense of $44,000 and a deferred tax provision of $16,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $15,000 and a deferred tax provision of $27,000 in the plastic segment for the quarter ended December 31, 2013, as compared to an income tax expense of $23,000 and a deferred tax provision of $16,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended December 31, 2013 was comprised of an income tax expense of $165,000, as compared to an income tax expense of $21,000 in the corresponding quarter of fiscal 2013.

Net Loss – The Company had a net loss of $1,421,000 for the quarter ended December 31, 2013 as compared to net loss of $221,000 for the quarter ended December 31, 2012.   Net loss for the quarter ended December 31, 2013 represented negative 13.3 % of net sales, compared to negative 1.6 % of net sales in the same quarter of the prior fiscal year.

Net loss for the plastic segment for the quarter ended December 31, 2013 totaled $628,000, as compared to a net loss of $322,000 for the corresponding quarter in fiscal 2013.  The increase in net loss was mainly the result of a decrease in non-operating income for the quarter as described above.

Net loss for the electronic and metallic segment for the quarter ended December 31, 2013 was $793,000, as compared to net income of $101,000 for the corresponding quarter in fiscal 2013.  The increase in net loss in the electronic and metallic segment was primarily the result of lower gross margin as well as an increase in SG&A expense as described above.

Nine Months Ended December 31, 2013 Compared to Nine Months Ended December 31, 2012

Net Sales - The Company's net sales for the nine months ended December 31, 2013 were $33,713,000, a decrease of $10,844,000 or 24.3% as compared to $44,557,000 in the corresponding period in fiscal 2013. The decrease was related to a decrease in sales revenues of $5,338,000 in our plastic segment and $5,506,000 in our electronic and metallic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was due to a decrease in sales orders from existing customers reflecting the continuous uncertain global economic conditions.  The decrease in net sales was related to a decrease of $4,546,000 in orders from existing customers mainly for office equipments, baby cutlery, gaming products and motor vehicle products.

The revenue decrease in the electronic and metallic segment was mainly due to a decrease of $5,506,000 in orders from existing customers for professional audio instrument and metallic products, offsetting an increase of $1,718,000 in orders for professional audio instrument and home entertainment products.  The decrease in sales orders was mainly attributed to sluggish demand for products resulting from the tepid economic recoveries in Europe and the United States.

Gross Profit - Gross profit for the nine months ended December 31, 2013 was $2,945,000, representing a gross profit margin of 8.7%. This compared with the overall gross profit and gross profit margin of $6,479,000 or 14.5% for the nine months ended December 31, 2012.

Gross profit in the plastic segment decreased by $1,871,000 to $1,797,000 or 10.9% of net sales for the nine months ended December 31, 2013, as compared to $3,668,000 or 16.8% of net sales, for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to a decrease, as percentage of net sales, in labor costs resulting from a raise in minimum wage rate, and in factory overhead, when compared with the same period of last year.

Gross profit in the electronic and metallic segment decreased by $1,663,000 to $1,148,000 or 6.7% of net sales for the nine months ended December 31, 2013, as compared to $2,811,000 or 12.4% of net sales, for the same period of last fiscal year.  The decrease in gross margin was mainly attributed to an increase in labor cost as a percentage of net sales due to the combined effect of an increase in allowances and a raise in minimum wage rate, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the nine months ended December 31, 2013 were $8,088,000 or 24.0% of total net sales, as compared to $7,749,000 or 17.4% of total net sales for the nine months ended December 31, 2012. Selling, general and administrative expenses increased by $339,000 or 4.4% in the first nine months of fiscal 2014 compared to the corresponding period of last fiscal year.

SG&A expenses in the plastic segment increased by $180,000 to $5,179,000 or 31.3% of net sales for the nine months ended December 31, 2013, compared to $4,999,000 or 22.8% of net sales for the corresponding period in fiscal 2013. The increase was primarily related to an increase of $370,000 in staff costs and welfare, and of $84,000 in director remuneration, offsetting decreases of $149,000 in selling expenses and $119,000 in depreciation, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic and metallic segment increased by $159,000 to $2,909,000 or 17.0% of net sales for the nine months ended December 31, 2013, compared to $2,750,000 or 12.1% of net sales for the corresponding period in fiscal 2013. The increase was primarily related to the increase of $131,000 in staff costs and welfare as well as $83,000 in legal and professional fees, offsetting a decrease of $27,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $884,000 for the nine months ended December 31, 2013, as compared to other income of $219,000 in the corresponding nine months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the nine months ended December 31, 2013 was $437,000, as compared to other income of $101,000 for the same period in the prior fiscal year. The increase in other income was mainly due to increases of $149,000 in exchange gain and of $113,000 in gain from disposal of fixed assets during the nine months ended December 31, 2013, when compared with the same period of prior fiscal year.

Other income attributable to the electronic and metallic segment for the nine months ended December 31, 2013 was $447,000, as compared with other income of $118,000 for the corresponding period in the prior fiscal year. This increase in other income was mainly due to increases of $71,000 in exchange gain, of $92,000 in other income, as well as a decrease of $139,000 in provision for doubtful receivables during the nine months ended December 31, 2013, as compared to the same period of last fiscal year.

Operating Loss - Operating loss was $4,259,000 for the nine months ended December 31, 2013, as compared to operating loss of $1,051,000 in the corresponding nine months in the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $2,945,000, or negative 17.8% of net sales in the nine months ended December 31, 2013, as compared to operating loss of $1,230,000 or negative 5.6% of net sales in the corresponding period in fiscal 2013.   The increase in operating loss in the plastic segment was mainly due to a decrease in gross margin offsetting an increase in other income as described above.

The electronic and metallic segment reported an operating loss of $1,314,000 or negative 7.7% of net sales in the nine months ended December 31, 2013 compared to operating income of $179,000 or 0.8% of net sales in the corresponding period in fiscal 2013.  The decrease in operating income was due to a decrease in gross margin and an increase in SG&A expense as described above.

Non-operating income – Non-operating income for the nine months ended December 31, 2013 was $251,000, as compared to non-operating income of $1,284,000 in the year-ago nine months.  This was primarily due to $239,000 of income from securities investments, $451,000 from interest income, and $135,000 from rental income, offsetting $607,000 in unrealized loss on the revaluation of marketable securities during the nine months ended December 31, 2013, as compared to $688,000 of income from securities investments and $363,000 from interest income and $360,000 from realized gain on disposal of marketable securities  in the same nine months of the prior fiscal year.

Income Taxes – Income tax for the nine months ended December 31, 2013 represented an income tax expense of $260,000 and a deferred tax provision of $101,000, as compared to an income tax expense of $131,000 and a deferred tax provision of $94,000 in the corresponding nine months of the prior fiscal year.

On a segment basis, there was income tax expense of $42,000 and a deferred tax provision of $101,000 in the plastic segment for the nine months ended December 31, 2013, as compared to income tax expense of $54,000 and a deferred tax provision of $94,000 during the year-ago nine months.  The income tax of the electronic and metallic segment was comprised of income tax expense of $218,000 for the nine months ended December 31, 2013, as compared to income tax expense of $77,000 in the corresponding nine months of fiscal 2013.

Net Loss – The Company had a net loss of $4,369,000 for the nine months ended December 31, 2013, as compared to net income of $8,000 for the nine months ended December 31, 2012.   Net loss for the nine months ended December 31, 2013 represented negative 13.0 % of net sales, compared to positive 0.02 % in the same nine months of the prior fiscal year.  The nine-month net loss was mainly the result of a decrease in gross margin as described above.

Net loss for the plastic segment for the nine months ended December 31, 2013 totaled $2,903,000, as compared to net income of $199,000 for the corresponding nine months in fiscal 2013.  The nine-month net loss of the plastic segment was mainly the result of decreases in gross margin and non-operating income as well as increase in SG&A expense as described above.

Net loss for the electronic and metallic segment for the nine months ended December 31, 2013 was $1,466,000, compared to net income of $207,000 for the corresponding nine months of fiscal 2013.  The nine-month net loss of the electronic and metallic segment was mainly attributable to a decrease in gross margin and an increase in SG&A expense as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of December 31, 2013, the Company had working capital of $52,507,000 as compared to $58,298,000 at March 31, 2013.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of December 31, 2013.

As of December 31, 2013, the Company had cash and cash equivalents of $23,037,000, as compared to $28,464,000 at December 31, 2012.  During the nine months ended December 31, 2013, net cash used in operating activities was $1,966,000.  Net cash used in investing activities was $3,312,000, mainly accounted for by a $3,057,000 increase in time deposits over three months and $735,000 in the purchase of fixed assets, offsetting proceeds of $480,000 from the disposal of fixed assets during the nine months ended December 31, 2013.   Net cash used in financing activities was comprised mainly of $2,812,000 in payment for dividends and $1,396,000 in repurchase of the Company’s common shares, offsetting $493,000 cash received from the exercise of employee stock options in the nine months ended December 31, 2013.

As of December 31, 2013, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by /s/ Edward So Edward So Chief Executive Officer

Date: February 25, 2014